EXHIBIT 4.11

[Translation]

“C master First” OEM Master Agreement"

Date: June 3, 2002

Between:
Ikebukuro 2-2-1 Toshima-ku Tokyo
Crayfish Co., Ltd.
Representative Director: Amane Horiuchi

and

Yotsuya 1-12 Shinjuku-ku Tokyo
MAGREX Co., Ltd.
Representative Director: Kazuo Imoto

Crayfish Co.,Ltd. (“the Company”) and MAGREX Co., Ltd. (“Magrex”) (each a “party” and collectively the “parties”) here by agree to close the contract as described below (“this contract”) that related to the OEM deal of [C Master First] (“Magrex’s Software”), which is created by Magrex.

Article 1, (Objective)

The Company shall outsource development and production of the product described in Article 2 to Magrex and Magrex shall agree it. Magrex shall continually sell the product to the Company according to the terms in contracts, and the Company shall buy the product and sell the product in the Territory.

Article 2. (Definition)

Under this contract, terms used here to shall be defined as follows not otherwise provided.

1.	The product shall mean the Magrex Software, as modified, sold under the brand name specified by the Company and sold in the Territory.

2.	A good shall included to the product even it is not relevant as described in Article 2-1, if it is agreed in a signed writing between the Company and Magrex.

3.	Territory shall mean the area in Japan and other areas as agreed to by the Company and Magrex in a signed writing.

4.	Customer shall mean a party to whom the Company sells the product, and it includes end users of product that is sold by the Company, an affiliate of the Company, reseller who has contracted to sell the Company’s products, and end users of the products who have purchased their products from affiliates and resellers.

5.	Delivery place shall mean the place to where the product shall be delivered, as specified by the Company to Magrex in order forms or other similar documents.

Article 3. (Applicable Scope)

All the items herein this agreement shall apply to additional sales contracts between the Company and Magrex.

Article 4. (Sales price)

1.	Magrex’s sales price to the Company shall be defined separately at a later date.

2.	The Company shall be free to define the sales price to the Company’s customers without interference by Magrex.

Article 5. (Specification)

1.	The specifications of the product shall be decided by the discussion between the Company and Magrex.

2.	Changing or adding specification of the product, which stated in Article 1 shall be set by additional agreement in written between the Company and Magrex.

Article 6. (Ordering the Product)

1.	Additional sales contract under this agreement shall be closed when the Company or trade company, which specified by the Company, sends an order form or similar documents to Magrex, and Magrex send conformation for receiving order or similar documents.

2.	The Company and Magrex shall agree that documents described in Article 6-1 can be sent or issued by FAX, e-mail, or other simple method.

3.	Order form send by trade company described in Article 6-1 shall treated same as order form send by the Company.

Article 7. (Reservation of the product)

1.	The volume of the product, which Magrex sell to the Company, shall be defined by discussion between two parties, and Magrex shall reserve this defined volume of the product.

2.	The volume of the product as stated in Article 7-1 shall be modified by a signed writing between the Company and Magrex

Article 8. (Delivery of the product)

1.	In the situation when the Company orders the product from Magrex, an order form or similar document shall specify the address of the place of delivery, name of person receiving delivery and other additional important delivery notice for the product.

2.	Under the Article 8-1, Magrex shall deliver the product to where the Company specified. Delivery of the products to the recipients as described in order form, shall mean when specified recipients acknowledged receipt of product without defects.

3.	In the situation when Magrex is not informed by the Company where to deliver the product, Magrex shall request the Company to inform where to deliver the product within a period of time. If the Company does not inform where to deliver the product within a period of time specified by Magrex, the order becomes void.

4.	A period sated in Article 8-3 is defined by the discussion between the Company and Magrex.

Article 9. (Delay of delivery)

1.	If Magrex receive order from the Company before noon, Magrex shall ship the product to recipient before end of following business day.

2.	If Magrex cannot ship the product to the Company by the time of delivery defined in Article 9-1, Magrex shall inform the Company as soon as possible regardless of the reason of delay, and discuss the best course of action.

3.	If the loss accrued to the Company by the reason of delay of product delivery by Magrex, Magrex shall pay the compensation for loss to the Company.

Article 10. (Risk-bearing)

When there is extinguishment, damage, or any other loss in the product before delivery of the product to recipient, it is Magrex’s responsibility regardless of any reasons.

Article 11. (Holding of the product)

1.	Under this agreement, Magrex shall hold the product until the delivery process is over.

2.	All the cost incurred in connection with holding the product, defined in Article 11-1, shall be borne by Magrex.

Article 12. (Product inspection)

The Company shall inspect the product as soon as the product is delivered. When then is deficiency in quantity or quality or differ in the product, the Company shall inform Magrex without delay, and follow the direction from Magrex. When the Company delays the notice to Magrex, Magrex shall not have responsibility.

Article 13 (Treatment of defective product)

If the product applies any of categories described below, the Company may follow the process specified by Magrex to return the product. In this situation, Magrex shall pay shipping fee for returning product.

1.	Defacement or damage in product, which is founded in inspection of the product. However, such product shall be sent to the place where Magrex specified within five business days after the inspection. If such product is sent to the place where Magrex specified after five business days after the inspection, the Company may not return such product to Magrex.

2.	Any defect products, except defaced or damaged products, which are not discovered upon inspection, are possible to return.

Article 14 (Quality guarantee of product)

Magrex shall guarantee the delivered product is not defect or fault in functionally, materially or operationally, and also guarantee that specifications of the product match what written in manual. If there is defect in the product or discrepancy between product quality and condition in contract, Magrex shall be responsible. In this situation, Magrex shall a) repair the defected product, b) deliver a replacement product, or c) discount the price based on the defect. The Company shall choose a remedy from a-c above. However, the discount price for such product shall be within the price range of products which Magrex sells to the Company and other customers.

Article 15 (Maintenance Support)

Magrex shall offer maintenance support to the Company during business day and business hour which are defined by Magrex. If the problem of the Company’s customer is not solved by the maintenance support of Magrex, Magrex shall be responsible for solving the problem based on approval of both parties.

Article 16 (Ownership protection)

1.	License for right to use software and other license shall be licensed to end user by original right holder on the base of license agreement and other agreements, which shall be concluded between Magrex or software licensee and end user.

2.	The Company shall not copy a part of or entire software without any notice. The Company also shall not adjust, reverse edit and reverse assemble the software.

3.	Magrex shall have the right of ownership for software created by Magrex.

Article 17 (Compensation for loss)

If any damages including damage in life, body or property of the Company, customer of the Company or other third party are occurred, or there is possibility of occurrence, by the reason blow or by the reason related to below, Magrex shall solve these problem by own responsibility and expense and protect the Company, customer of the Company or other third party. However, Magrex shall not stop the Company to enter litigation to resolve such problem by the Company’s own cost.

1.	Defect or fault of product in functionally, materially or operationally, or misstatement in manual or warning display.

2.	That the product does not meet quality based on this contract.

3.	That the product does not meet the reasonable performance in function or effect.

Article 18 (Confidential matter)

The Company and Magrex shall not use any technological and operational confidential matters of the opposite party except for the object defined in this contract. Also both parties shall not disclose or leak confidential matter to third parties without opposite party’s agreement in writing.

Article 19 (Customer Information)

1.	Information related to customer, that the Company sold Computer and related hardware incorporating the product, is confidential information. Magrex shall not use the Company’s customer information in business operation, and shall not offer the Company’s customer information to third parties. If Magrex violate this article, both parties agree that Magrex prejudice the Company’s business profit under Unfair Competition Prevention Law.

2.	Article 19-1 shall be effective even this contract end.

Article 20 (Obligation for returning confidential information and others)

When this contract is terminated, both parties shall return offered confidential information from opposite party and materials or other information given to Magrex from the Company promptly, or treat it by following opposite party’s command if there is request for return of information.

Article 21 (Unchangeable rights and duties)

Under every provision written in this contract, when a party does not point out that opposite party does not execute its duties even opposite party does not execute its duties, or a party does not invoke the right under this contract, it does not mean that the party renounces its right. In this situation, there are no effect in the right and duties in both parties.

Article 22 (Prohibition of transferring position)

The Company and Magrex shall not transfer all or a part of their position, right or obligation to third parties. However there is exception when there is prior written consent from opposite party.

Article 23 (Discharge of the contract)

1.	If the there is occurrence in any of the following events, the Company or Magrex can cancel all or part of this agreement or individual sales contracts. Also if either the Company or Magrex incurs a debt to the other, each shall forfeit all profits and compensate the harmed party.

1)	When there is violation of the terms in this contract or individual sales contracts.

2)	When there is fraud or injustice execution of this contract or individual sales contract by the Company, Magrex or their substitute (include supplier)

3)	When the Company or Magrex applies or receives allegation for bankruptcy, company reclaim, company arrangement, civil re-organization, sequestrate, provisional ruling, seizure, auction or compulsory execution.

4)	When the Company or Magrex dishonors a bill or subjected in suspension of banking transaction.

5)	When the Company or Magrex recognizes that there are possibilities to arise in any of the above events in opposite party.

2.	When there has been a loss in profits incurred during the period above, the Company or Magrex can setoff all debts with the other party, which are in equal amount.

3.	Even this contract is expired or rescind, article 4 to 21 and 25 will continue to be effective if individual sales contracts exist.

4.	When Magrex prospects that it is unable to continue offering products, executing liability for defect warranty, maintaining support and other relating services by the reason of Article 23-1-(3), Magrex must notify the company without delay. In order for the company to preserve customers, Magrex must release the source information of software products, and allow the company to modify, reverse compilation, and reverse assemble the software with revision of the license fee by the approval of both parties.

Article 24 (Intellectual property right)

When sell or use of the product raises requisition of infringement of intellectual property such as third party’s patent property, model utility right, trademark right and etc, Magrex shall resolve not only the problem by using Magrex’s own cost and responsibility but also Magrex shall protect the Company and the Company’s customers. However, this article does not prevent the Company from pursuing prosecution at its own cost.

Article 25 (Agreement jurisdiction)

If controversy arises from matter related to this contract or individual sales based on this contract, Tokyo district court or Tokyo summary court should be the exclusive agreement jurisdictional court.

Article 26 (Additional conference)

Any matter, which is not stipulated herein, shall be determined through additional discussion by the Company and Magrex.

Article 27 (Condition of payment)

1.	Both parties shall set end of each month as the closing date of order. Magrex shall bill the balance for the product, which the Company purchased before closing date of order, in 10 business days of following month of the accounting closing date for Magrex.

2.	The Company shall inspect the bill for the product as described in Article 27-1 when bill is received. If there is any objection in the bill, the Company shall notify such objection to Magrex promptly.

3.	The Company shall pay the bill by depositing bank account specified by Magrex, in the end of date of following month for the date which bill is received. However, if the end of the month is the holiday for bank, the Company shall deposit in previous business date.

4.	The deposit fee referred in article 27-3 shall be paid by the Company.

5.	Consumption tax for selling price of the product less than one Japanese Yen shall be rounded off.

Article 28 (Expiration date)

1.	Expiration date of the contract is March 31st at following year of contract date, except in the situation that contract cancels or rescinds under the rules of contract. However, the contract will automatically renew for one year if either party do not propose for change or termination of the contract in writing before one month from the expire date.

2.	The Company has the right to terminate the contract by giving one month advance notice in writing without taking obligation of indemnity.

Article 29 (Change contract)

The articles in this contract can only be changed by the document stamped with both party’s representative seal.

As a proof for close of contract, make two copies of this document, and both Buyer and Seller keep this one copy of this document with name, seal and sign of each party.
June 3rd, 2002

The Company:	Ikebukuro 2-2-1 Ikebukuro Toshima-ku Tokyo
Crayfish Co., Ltd.
/s/ Amane Horiuchi sealed by stamp
Representative Director: Amane Horiuchi

Magrex:	Yotsuya 1-12 Shinjyuku-ku Tokyo
MAGREX Co., Ltd.
/s/ Kauo Imoto sealed by stamp
Representative Director: Kazuo Imoto